

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 19, 2009

Mr. Kevin J. Reinhart
Chief Financial Officer
Nexen Inc.
801 - 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

     Re: **Nexen Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed February 20, 2009
             File No. 001-06702

Dear Mr. Reinhart:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief